

August 20, 2013

Via Email
J. Roland Vetter
Chief Financial Officer
Sanwire Corporation
4528 South Sheridan Road
Tulsa, OK 74145

Re: **Sanwire Corporation**
       Form 10-Q for Fiscal Quarter Ended March 31, 2013
       Filed May 17, 2013
       File No. 000-27715

Dear Mr. Vetter:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Item 1. Financial Statements
Note 2 – Technology License, page 10

1. We note that as of December 31, 2012, your financial position consisted of cash of $1,094 (no other assets), current liabilities (including accounts and notes payable) of $1,373,130, and $1,372,036 of accumulated shareholders' deficit. Total common shares outstanding at December 31, 2012 were 1,151,937. We also note that for the year ended December 31, 2012, you earned no revenues and incurred a net loss of $464,429.

   We also note from your disclosure in note 2 to your interim financial statements that on various dates subsequent to December 31, 2012, you entered into a series of agreements and amendments to agreements to acquire (first licensing and then ownership) rights to intellectual property you refer to as the iPMine communication and mine-safety system (iPMine).

J. Roland Vetter
Sanwire Corporation
August 20, 2013
Page 2

These agreements resulted in the issuance by you of 20,300,000 shares of your common stock and a non-interest bearing note payable in the amount of $9,980,000. Although the note payable was non-interest bearing, you recorded the note (and the intellectual property) on your balance sheet on an undiscounted basis without applying a discount rate commensurate with a rate a company in your financial position would reasonably pay in a fair market transaction. However, shortly after issuing the note payable, you and the counterparty amended the agreement to allow for conversion of the note payable to 9,980,000 shares of common stock.

Given your financial position and lack of operations at December 31, 2012, it appears that the counterparty would have no realistic expectation that you would satisfy repayment of the note payable in cash. Given this, the fact that the original agreement (prior to an amendment to include the cash consideration) called only for the issuance of shares, and the close proximity of another amendment to allow for conversion of the non-interest bearing notes to shares of common stock (as the original agreement stipulated), it appears the substance of this series of agreements is the issuance of 30,280,000 shares of your common stock for the iPMine intellectual property.

Based on the $0.001 fair value per share of your common stock from the stock transactions on March 22, 2013 and March 27, 2013, it appears this intellectual property should have been recognized at no more than $30,280, with the offset recognized as an issuance of common stock. Therefore, please amend your Form 10-Q to restate your financial statements to properly account for this series of agreements.

Item 6. Exhibits and Certifications, page 20

2. Please amend your filing to include material contracts as exhibits. Refer to Item 601 of Regulation S-K. For example, please provide contracts related to transactions disclosed in note 2 to your interim financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief